

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-5-07



07047082

February 20, 2007

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126



RECD S.E.C.
FEB 2 - 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/20/2007

Re: Ford Motor Company
Incoming letter dated January 5, 2007

Dear Mr. Sherry:

This is in response to your letters dated January 5, 2007, January 23, 2007, and February 6, 2007 concerning the shareholder proposal submitted to Ford by William B. Thrower. We also have received letters from the proponent dated January 11, 2007 and February 1, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Enclosures

cc: William B. Thrower
4931 S. Nelson Drive
Katy, TX 77493

37996



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Mr. William B. Thrower (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal requesting that Ford amend its 401(k) savings plans to allow a "self-directed" option (the "Proposal"; see Exhibit I). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(4) because it deals with a personal grievance or special interest that is designed to benefit the Proponent and is not shared by shareholders at large.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Company amend its 401(k) savings plans (the Tax Efficient Savings Plan for Hourly Employees ("TESPHE") and the Savings and Stock Investment Plan ("SSIP") for salaried employees) so that participants would have a "self-directed" option allowing investment in any investment not prohibited by law. Thus, the Proposal fails both considerations noted above. The design of employee savings plan that qualify for favorable tax treatment under federal tax law involves multiple competing considerations, such as employee benefits, costs to the Company, regulatory compliance, third-party provider issues, etc. The design of these plans is a fundamental business issue that the Company undertakes when it develops an employment compensation package that is attractive and competitive. To allow shareholders to have a say in the development of a tax efficient savings plans suitable for all employees involves the type of micro-managing of complex issues that Rule 14a-8(i)(7) was intended to prevent.

The Staff has consistently allowed exclusion of proposals similar to the Proponent's. In *Union Bankshares Company* (March 24, 2006), the Staff allowed exclusion of a proposal to reduce the annual rate of increase in salaries and employee benefits over a five year period in order to recover "excess" compensation expense because it related to general compensation matters. In *General Motors Corporation* (March 24, 2006), the Staff likewise concurred in the exclusion of a proposal that sought to eliminate all compensation of management in an amount in excess of $500,000 per year as relating to general compensation matters.

Furthermore, it cannot be argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for a shareholder vote. Although the Proposal deals with a Company benefit, the TESPHE and SSIP do not deal with benefits provided exclusively to executives. Indeed, the TESPHE is open to all hourly employees and the SSIP is open to all salaried employees, not just executives. Thus, the Proposal does not deal with executive compensation issues that can be considered to involve widespread public debate. *Staff Legal Bulletin No. 14A* (July 12, 2002), provides that:

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
>
> • We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> • We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

See also Union Bankshares Company (March 24, 2006); *General Motors Corporation* (March 24, 2006; and *Wal-Mart Stores Inc.* (March 24, 2006) (proposal requested a report on employee use of public assistance programs).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Proposal Deals with a Personal Grievance or Special Interest

Rule 14a-8(i)(4) permits a company to omit a proposal if it relates to redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent that is not shared by the other shareholders at large. The Proposal seeks to provide participants in the Company's 401(k) savings plans with an additional investment option that would allow participants to make any investment not prohibited by law. Additionally, the Proponent acknowledges in his statement of stock ownership that he is a participant in TESPHE. Shareholders as a group would not benefit from implementation of the Proposal. Only participants in the TESPHE and SSIP would arguably benefit from the Proposal, and even then the benefits are not clear.

The Staff has consistently allowed exclusion of proposals where the proponent sought to further a special interest not shared by shareholders in general. *See Johnson & Johnson* (January 7, 2000) (exclusion of proposal that company compensate inventors of products sold by the company where proponent was inventor); *Caterpillar Inc.* (December 13, 1999) (exclusion of proposal to pay overtime to management employees working extra shifts where proponent was management employee); and *Northern State Power Co.* (February 16, 1995) (exclusion of proposal that company implement revised incentive compensation plan where proponent would receive financial gain related to the proposal).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(4).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. William B. Thrower (via Federal Express)

EXHIBIT I

4931 S. Nelson Dr.
Katy, TX 77493
December 08, 2006

Ford Motor Company
Mr. Peter Sherry, Jr.
Corporate Secretary

Dear Mr. Sherry:

I am submitting the following shareholder proposal for the 2007 Annual Meeting:

SELF-DIRECTED Option for Employees Participating in SSIP and TESPHE

RESOLVED: Self-Directed 401(k) Option. Shareholders recommend that our Board direct the appropriate Committee to make available to employees a Self-Directed Option allowing for any investment(s) not prohibited by law for their accounts in their SSIP or TESHPE plans. Any set-up, activation, trading commissions, or other holding fees above and beyond what the current plan pays for would be paid by the participants wishing to enroll in this new option under the plan.

Ford Motor Company can take this opportunity to join the growing number of Fortune 500 companies allowing their employees this valuable option in their retirement plans. This option would enhance the employees' benefits and should add no additional cost for the company.

Employees taking advantage of this option will be able to take a more direct and personal role in attaining their goals for retirement. Considering the tumultuous times facing the company and its employees any program enhancements are sure to be greatly appreciated by the employees.

Sincerely,
William B. Thrower

4931 S. Nelson Drive
Katy, TX 77493
December 08, 2006

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary

Dear Mr. Sherry:

I, William B. Thrower, have owned over $2000 of Ford stock thru the Ford Stock Fund via TESPHE for the past year and will continue to do so through the date of the shareholder meeting in 2007.

Sincerely,
William B. Thrower



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Mr. William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 8, 2006. You request that the proposal relating to the Company amending its 401(k) plans to allow a "self-directed" option (the "Proposal") be included in the Company's 2007 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Pursuant to Rule 14a-8, you can demonstrate eligible share ownership by submitting proper documentation showing (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

As explained above, a letter from the registered owner of the shares stating that you have beneficially owned at least $2,000 of Ford stock for more than one year would suffice. Additionally, for participants in the SSIP and TESPHE, the Company has accepted as sufficient evidence of eligible share ownership brokerage statements demonstrating continuous ownership of $2,000 worth of Ford stock for one year. If you choose to submit statements of your TESPHE account, please white-out all other information regarding your non-Ford stock investments. We cannot accept your personal statement of ownership as sufficient evidence of Ford stock.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

In addition, we call your attention to Rule 14a-8(i)(4) and Rule 14a-8(i)(7) (see enclosed copy of Rule 14a-8). Based on our review of previous SEC No-Action Letters, we believe that the Proposal could be excluded from Ford's Proxy Materials based on the fact that it deals with a special interest which is not shared by shareholders at large and that it deals with the ordinary business of the Company. Consequently, we request that you withdraw the Proposal within 14 days of your receipt of this letter so that we do not have to file a No-Action Request with the SEC. We will notify you in accordance with SEC rules if we file such a request.

The Company appreciates your suggestion and it will be forwarded to the appropriate personnel for further consideration. Please do not take the formal nature of this response as a sign that we do not appreciate your concern for the Company. The SEC has issued rules and guidance on how companies must respond to shareholder proposals that we do not believe fully comply with Rule 14a-8. Please do not consider our compliance with these requirements as an indication of the Company's lack of appreciation.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

and security positions of beneficial owners as specified in Exchange Act Rule 14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant; and the names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with Exchange Act Rule 14a-3(e)(1). All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Tuesday, January 02, 2007 9:58 AM
To: 'William'
Subject: RE: 2007 Shareholder Proposal - Thrower proof of ownership
Attachments: Document.pdf

Dear Mr. Thrower:

Attached please find Ford's response to your e-mail of December 29, 2006.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-248-1988
jzaremb1@ford.com

From: William [mailto:papabear@consolidated.net]
Sent: Friday, December 29, 2006 1:55 PM
To: Zaremba, Jerome (J.F.); Sherry, Peter (P.J.)
Subject: 2007 Shareholder Proposal - Thrower proof of ownership

29 December 2006

Please find attached TESPHE statements from January 2005 on showing my holdings in the Ford Stock Fund.

William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493
281-574-3856



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 2, 2007

Mr. William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock relating to the shareholder proposal contained in your letter dated December 8, 2006 (the "Proposal"). Thank you for your prompt attention to this matter. As stated in my letter of December 18, 2006, Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Reference is made to the letter dated January 11, 2007, of Mr. William Thrower (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007, regarding the Proponent's shareholder proposal recommending that Ford amend its 401(k) savings plans to allow a "self-directed" option (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

The Proponent's arguments that the Proposal is not excludable as relating to the ordinary business of the Company pursuant to Rule 14a-8(i)(7) are misplaced. As the Staff has acknowledged many times, whether a proposal is beneficial or harmful to a company does not enter into the analysis of whether it relates to the ordinary business of the Company. A primary concern in Rule 14a-8(i)(7) analysis is that, with certain extraordinary exceptions (e.g., a merger of the company), the board of directors is charged with determining whether a particular action is beneficial or harmful to a company. In *Staff Legal Bulletin No. 14* (July 13, 2001), in response to the question of whether the Staff will consider the merits of a proposal in determining whether it may be properly omitted, the Staff answered: "No. We have no interest in the merits of a particular proposal." Consequently, the Proponent's argument that the Proposal differs from those in *Union Bankshares Company* (March 24, 2006) and *General Motors Corporation* (March 24, 2006) because those proposals would have allegedly harmed those companies and the Proposal would allegedly benefit the Company is irrelevant to the issue of whether or not the Proposal deals with the ordinary business of the Company.

The Company's reference to *Wal-Mart Stores Inc.* (March 24, 2006) was to support its argument that the Staff has consistently granted No Action relief to proposals that do not address a significant policy issue. For instance, since *Wal-Mart Stores Inc.* dealt with a compensation matter that was not related to executive compensation, the Staff did not invoke the significant policy exception to deny No-Action relief. Likewise, because the Proposal deals with compensation matters related to all salaried and hourly personnel, no significant policy issue is invoked.

The Proponent also argues that the Proposal raises a significant policy issue because of previous corporate scandals where employees lost significant sums of money by investing in their employer's stock in company savings plans. If anything, this line of argument highlights the Proponent's special interest in the Proposal's passage that is not shared by shareholders as a group. The Proponent would allegedly benefit from the Proposal's implementation, not shareholders in general. This supports the Company's position that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(4).

The Proponent makes much of the fact that some companies have included proposals that he believes deal with the Proposal's subject matter. First, whether other companies have included certain proposals in their proxy materials is not relevant to the determination of whether the Proposal may be properly excluded. Previous No-Action Letters are relevant to such a determination, not proposals that may have voluntarily been included in company proxy statements. Furthermore, the instances cited by the Proponent are significantly different from the Proposal. The situations mentioned deal with pension plans in which shareholders arguably have a significant interest because companies must fund those plans with corporate assets. Such is not the case with 401(k) plans, including the Ford 401(k) plans covered by the Proposal.

Lastly, the Proponent's argument that the Proposal is relevant to all shareholders because it would allegedly limit or eliminate liability from future lawsuits is an unsupported claim. One could also easily make the claim that providing an investment option that allows employees to invest in any legal investment as the Proposal suggests could encourage investment in extremely speculative investments. By providing such an investment option it could be argued that the Company encouraged employees to invest their retirement savings in an investment that was extremely risky. Could it not be argued that the Company would bear some responsibility to such employees for permitting such a speculative option in the 401(k) plans? One can argue just as easily that the Proposal is harmful to shareholders because it exposes the Company to future liability as that it reduces future liability. The Proponent certainly believes that he would benefit from implementation of the Proposal; however, he has not demonstrated that shareholders as a group would benefit.

In addition, whether a particular course of action could limit the liability of the Company goes to the heart of this Proposal dealing with the ordinary business of the Company. Every company's management has a basic responsibility to protect the company's interests against litigation. To the extent that the Proposal attempts to interfere with this obligation it is inappropriate. Shareholders do not posses the necessary expertise to advise management on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct) and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal required the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by proponent).

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) as dealing with the Company's ordinary business and Rule 14a-8(i)(4) as dealing with a personal grievance or special interest that is designed to benefit the Proponent and is not shared by shareholders as a group.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. William B. Thrower (via Federal Express)

4931 S. Nelson Dr.
Katy, TX 77493
January 11, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Re: Ford Shareholder Proposal by William B. Thrower for Annual Meeting May 2007
Re: Ford letter of 05 January 2007, request for no-action

Subject: Rebuttal to Ford's claims for omission from Proxy via Rule 14a-8(i)(7) & Rule 14a-8(i)(4)

Ladies and Gentlemen:

Based upon the rebuttal and further arguments delineated below, I ask that the Staff will recommend enforcement action to the Commission if the stockholder proposal (Exhibit I) is omitted from Ford's proxy statement for the Company's 2007 Annual Meeting.

Rule 14a-8 (i)(7)

Ford refers to excluded proposals from Union Bankshares Company (March 24, 2006) and General Motors Corporation (March 24, 2006) as "similar" examples in their justification for omission. However, in each of those cases the proposals would actually be harmful in the recruitment and retainment of talented employees and therefor harmful to the companies. This proposal should actually aid in the matter of recruitment and retainment and thus be a positive for the Company and all of its shareholders

The Wal-Mart Stores Inc. (March 24, 2006) proposal sited by Ford that was excluded requested a report on employee use of public assistance programs. That proposal is in no way similar to the proposal now before Ford. In fact, Proposal #8 on Wal-Mart's 2006 Proxy (viewable at (http://www.walmartstores.com/Files/2006Proxy.PDF) (pp. 37,38 of the Proxy - pp. 38,39 of the PDF document) "Equity Compensation Glass Ceiling" has more in common via " general employee compensation" and it *was* included on the Proxy.

Staff Legal Bulletin No. 14A references Exchange Act Release No. 40018 saying " proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters'." Post Enron, the public is very concerned about the viability of companies and the retirement nest eggs in their 401(k)s. The public will not soon forget the employees whose 401(k)s were decimated at companies like Enron, Global Crossing, et al.

Resolutions concerning employee retirement issues have been showing up in greater numbers at major corporations. Examples include Proposal #10 on the 2004 Boeing Proxy - "Shareholder

Proposal On Pension Plans" (viewable at http://www.boeing.com/companyoffices/financial/finreports/annual/04proxy/item10.html) and Proposal #4 on the 2006 IBM Proxy - "Stockholder Proposal On Pension and Retirement Medical" (viewable at http://www.ibm.com/annualreport/2005/proxy_prop2.shtml)

Further, proof that these types of issues are frequently appearing on Proxies can be found by looking at Transamerica Premier Funds Proxy Voting Guidelines Summary (viewable at http://vds.issproxy.com/Policy.php?CustomerID=2303&PolicyID=2303-1). Please pay special attention to the entries between item 8 and item 9 including Employee Stock Ownership Plans and 401(k) Employee Benefit Plans.

This proposal is at the center of that issue. An issue that is obviously on the public's mind. The proposal would allow each plan participant, if they desired, and at their expense to participate in a completely self-directed fashion to control their nest egg for their future.

Rule 14a8(i)(4)

In Ford's letter of January 05, 2007 they stated "Only participants in TESPHE and SSIP would arguably benefit from the Proposal, *and even then the benefits are not clear*."(emphasis added). Whereas the Company is facing a potential Class Action lawsuit (Case : 2:06 - cv - 13109 US Dist. Court Eastern Dist. Of Michigan Southern Division)(viewable at http://erisafraud.com/Portals/7/documents/Ford_CooperComplaint070706.pdf) concerning the TESHPE and SSIP programs with losses estimated by the plaintiff's attorney(s) at $7 Billion (see points 7 and 8 of page 2 or page 6 of the PDF document) and whereas the proposal if in effect should have limited or eliminated the liability that the Company and the Shareholders may well now be facing or face in the future, one would have to argue that the proposal does provide a considerable benefit to shareholders at large.

Rule 14a8(i)(4) does allow the omission of a proposal if it provides a benefit to the proponent ***but ONLY*** if there is no benefit shared by the other shareholders at large. Therefor the citing of Johnson&Johnson (January 07, 2000), Caterpillar Inc. (December 13, 1999), and Northern States Power Co. (February 16, 1995) should not apply.

Conclusion:

For the reasons heretofore mentioned, I respectfully request that you deny Ford Motor Company's request to exclude the Proposal from the 2007 Annual Meeting Proxy.

A copy of this letter and attachments are being sent to the Company. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping one of them and returning it in the enclosed SASE.

If you have any questions please feel free to contact me at 281-574-3856 or by email at papabear@consolidated.net. Thank you.

Sincerely,



William B. Thrower



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Mr. William B. Thrower (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal requesting that Ford amend its 401(k) savings plans to allow a "self-directed" option (the "Proposal"; see Exhibit I). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(4) because it deals with a personal grievance or special interest that is designed to benefit the Proponent and is not shared by shareholders at large.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Company amend its 401(k) savings plans (the Tax Efficient Savings Plan for Hourly Employees ("TESPHE") and the Savings and Stock Investment Plan ("SSIP") for salaried employees) so that participants would have a "self-directed" option allowing investment in any investment not prohibited by law. Thus, the Proposal fails both considerations noted above. The design of employee savings plan that qualify for favorable tax treatment under federal tax law involves multiple competing considerations, such as employee benefits, costs to the Company, regulatory compliance, third-party provider issues, etc. The design of these plans is a fundamental business issue that the Company undertakes when it develops an employment compensation package that is attractive and competitive. To allow shareholders to have a say in the development of a tax efficient savings plans suitable for all employees involves the type of micro-managing of complex issues that Rule 14a-8(i)(7) was intended to prevent.

The Staff has consistently allowed exclusion of proposals similar to the Proponent's. In *Union Bankshares Company* (March 24, 2006), the Staff allowed exclusion of a proposal to reduce the annual rate of increase in salaries and employee benefits over a five year period in order to recover "excess" compensation expense because it related to general compensation matters. In *General Motors Corporation* (March 24, 2006), the Staff likewise concurred in the exclusion of a proposal that sought to eliminate all compensation of management in an amount in excess of $500,000 per year as relating to general compensation matters.

Furthermore, it cannot be argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for a shareholder vote. Although the Proposal deals with a Company benefit, the TESPHE and SSIP do not deal with benefits provided exclusively to executives. Indeed, the TESPHE is open to all hourly employees and the SSIP is open to all salaried employees, not just executives. Thus, the Proposal does not deal with executive compensation issues that can be considered to involve widespread public debate. *Staff Legal Bulletin No. 14A* (July 12, 2002), provides that:

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
>
> • We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> • We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

See also Union Bankshares Company (March 24, 2006); *General Motors Corporation* (March 24, 2006; and *Wal-Mart Stores Inc.* (March 24, 2006) (proposal requested a report on employee use of public assistance programs).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Proposal Deals with a Personal Grievance or Special Interest

Rule 14a-8(i)(4) permits a company to omit a proposal if it relates to redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent that is not shared by the other shareholders at large. The Proposal seeks to provide participants in the Company's 401(k) savings plans with an additional investment option that would allow participants to make any investment not prohibited by law. Additionally, the Proponent acknowledges in his statement of stock ownership that he is a participant in TESPHE. Shareholders as a group would not benefit from implementation of the Proposal. Only participants in the TESPHE and SSIP would arguably benefit from the Proposal, and even then the benefits are not clear.

The Staff has consistently allowed exclusion of proposals where the proponent sought to further a special interest not shared by shareholders in general. *See Johnson & Johnson* (January 7, 2000) (exclusion of proposal that company compensate inventors of products sold by the company where proponent was inventor); *Caterpillar Inc.* (December 13, 1999) (exclusion of proposal to pay overtime to management employees working extra shifts where proponent was management employee); and *Northern State Power Co.* (February 16, 1995) (exclusion of proposal that company implement revised incentive compensation plan where proponent would receive financial gain related to the proposal).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(4).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. William B. Thrower (via Federal Express)

EXHIBIT I

4931 S. Nelson Dr.
Katy, TX 77493
December 08, 2006

Ford Motor Company
Mr. Peter Sherry, Jr.
Corporate Secretary

Dear Mr. Sherry:

I am submitting the following shareholder proposal for the 2007 Annual Meeting:

SELF-DIRECTED Option for Employees Participating in SSIP and TESPHE

RESOLVED: Self-Directed 401(k) Option. Shareholders recommend that our Board direct the appropriate Committee to make available to employees a Self-Directed Option allowing for any investment(s) not prohibited by law for their accounts in their SSIP or TESHPE plans. Any set-up, activation, trading commissions, or other holding fees above and beyond what the current plan pays for would be paid by the participants wishing to enroll in this new option under the plan.

Ford Motor Company can take this opportunity to join the growing number of Fortune 500 companies allowing their employees this valuable option in their retirement plans. This option would enhance the employees' benefits and should add no additional cost for the company.

Employees taking advantage of this option will be able to take a more direct and personal role in attaining their goals for retirement. Considering the tumultuous times facing the company and its employees any program enhancements are sure to be greatly appreciated by the employees.

Sincerely,
William B. Thrower

4931 S. Nelson Drive
Katy, TX 77493
December 08, 2006

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary

Dear Mr. Sherry:

I, William B. Thrower, have owned over $2000 of Ford stock thru the Ford Stock Fund via TESPHE for the past year and will continue to do so through the date of the shareholder meeting in 2007.

Sincerely,
William B. Thrower



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Mr. William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 8, 2006. You request that the proposal relating to the Company amending its 401(k) plans to allow a "self-directed" option (the "Proposal") be included in the Company's 2007 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Pursuant to Rule 14a-8, you can demonstrate eligible share ownership by submitting proper documentation showing (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

As explained above, a letter from the registered owner of the shares stating that you have beneficially owned at least $2,000 of Ford stock for more than one year would suffice. Additionally, for participants in the SSIP and TESPHE, the Company has accepted as sufficient evidence of eligible share ownership brokerage statements demonstrating continuous ownership of $2,000 worth of Ford stock for one year. If you choose to submit statements of your TESPHE account, please white-out all other information regarding your non-Ford stock investments. We cannot accept your personal statement of ownership as sufficient evidence of Ford stock.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

In addition, we call your attention to Rule 14a-8(i)(4) and Rule 14a-8(i)(7) (see enclosed copy of Rule 14a-8). Based on our review of previous SEC No-Action Letters, we believe that the Proposal could be excluded from Ford's Proxy Materials based on the fact that it deals with a special interest which is not shared by shareholders at large and that it deals with the ordinary business of the Company. Consequently, we request that you withdraw the Proposal within 14 days of your receipt of this letter so that we do not have to file a No-Action Request with the SEC. We will notify you in accordance with SEC rules if we file such a request.

The Company appreciates your suggestion and it will be forwarded to the appropriate personnel for further consideration. Please do not take the formal nature of this response as a sign that we do not appreciate your concern for the Company. The SEC has issued rules and guidance on how companies must respond to shareholder proposals that we do not believe fully comply with Rule 14a-8. Please do not consider our compliance with these requirements as an indication of the Company's lack of appreciation.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

and security positions of beneficial owners as specified in Exchange Act Rule 14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant; and the names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with Exchange Act Rule 14a-3(e)(1). All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Tuesday, January 02, 2007 9:58 AM
To: 'William'
Subject: RE: 2007 Shareholder Proposal - Thrower proof of ownership
Attachments: Document.pdf

Dear Mr. Thrower:

Attached please find Ford's response to your e-mail of December 29, 2006.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-248-1988
jzaremb1@ford.com

From: William [mailto:papabear@consolidated.net]
Sent: Friday, December 29, 2006 1:55 PM
To: Zaremba, Jerome (J.F.); Sherry, Peter (P.J.)
Subject: 2007 Shareholder Proposal - Thrower proof of ownership

29 December 2006

Please find attached TESPHE statements from January 2005 on showing my holdings in the Ford Stock Fund.

William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493
281-574-3856



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 2, 2007

Mr. William B. Thrower
4931 S. Nelson Drive
Katy, Texas 77493

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock relating to the shareholder proposal contained in your letter dated December 8, 2006 (the "Proposal"). Thank you for your prompt attention to this matter. As stated in my letter of December 18, 2006, Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Reference is made to the letters dated January 11, 2007 and February 1, 2007, of Mr. William Thrower (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007 and our letter of January 23, 2007, regarding the Proponent's shareholder proposal recommending that Ford amend its 401(k) savings plans to allow a "self-directed" option (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

Ford does not believe that Mr. Thrower raises any new persuasive arguments that would lead to the denial of the Company's No-Action Request. Ford does not wish to take more of the Staff's time to respond point-by-point to Mr. Thrower's February 1 letter. We believe the arguments contained in our No-Action Request of January 5, 2007 and our letter of January 23 provide ample reasons to exclude the Proposal on the grounds that: (i) it deals with matters related to the Company's ordinary business under Rule 14a-8(i)(7) and (ii) it deals with a personal grievance or special interest that is designed to benefit the Proponent and is not shared by shareholders as a group under Rule 14a-8(i)(4). We respectfully request the Staff to concur in the Company's No-Action Request of January 5, 2007.

If you have any questions, or require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. William B. Thrower (via Federal Express)

4931 S. Nelson Dr.
Katy, TX 77493
February 01, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Re: Ford Shareholder Proposal by William B. Thrower for Annual Meeting May 2007
Re: Ford letter of 05 January 2007, request for no-action
Re: Ford letter of 23 January 2007, request for no-action - rebuttal to Thrower letter of 11 January 2007

Subject: Rebuttal to Ford's claims for omission from Proxy via Rule 14a-8(i)(7) & Rule 14a-8(i)(4) addressed in the letter of 23 January 2007.

Ladies and Gentlemen:

The Proposal should be placed on the Proxy for the Company's 2007 Annual Meeting. Below are more detailed and clarified reasons this Proposal attains social policy significance and is beneficial to shareholders in general.

The Proponent's intent in referring to Ford's cited proposals before Union Bankshares Company (March 24, 2006) and General Motors Corporation (March 24,2006) as potentially harmful to the respective companies while the Proponent's Proposal should be beneficial is done so in terms of how it would be perceived by the Company, Stockholders, and the Public. The Proponent has no desire to attempt placing the Proposal on the Proxy by virtue of its merit. In fact, the Proponent understands the entire argument rest on making the case that this is indeed a significant social policy issue that removes it from the arena of "ordinary business" and places it on the marquee of the public debate.

The Company's reference to Wal-Mart Stores, Inc. (March 24,2006) as not rising to a significant policy issue is obvious - a proposal asking for a report on welfare use by low wage earners would be analogous to a proposal seeking a report on executive use of corporate jets. Yet, the Company fails to site Wal-Mart Stores, Inc., SEC No-Action Letters Index and Summaries (WSB) 0313200601 (March 01, 2006) requesting that this company's compensation committee report on the comparison between total compensation of top executives and its lowest paid U.S. workers over a ten year period, where the proposal was not allowed to be omitted.

The Company claims the examples sited by the Proponent that were included by other companies are significantly different and "may have voluntarily been included in company proxy statements". In the examples sited the companies strongly urged a vote against said proposals. Based on companies history of requesting no action letters on proposals...(e.g. Wal-Mart 21 requests and Boeing 16 requests 2004-2006) it is far more likely that in those cases the companies' legal staff wisely decided those proposals did have significant social issues and did not wish to waste the SEC's time on those matters.

As more and more companies remove pensions from employee compensation in favor of contributions to 401(k)s, it should be obvious that this is not only very similar; but, is in fact tied directly to the issue. For both are directly related to an employee's retirement and 401(k)s are in the process of supplanting pensions as the centerpiece of retirement.

To see the significance of 401(k) issues in the public's mind is simple. From government hearings such as the U.S. Senate Governmental Affairs Committee " Retirement Insecurity : 401(k) Crisis at Enron (2002) and the U.S. House Information on Pensions, Enron and Corporate Accountability Reform (2002-2003) to legal settlements (e.g. http://www.chron.com/disp/story/.mpl/business/energy/4072204.html) to advice and commentary columns on websites (see http://www.aarp.org/bulletin/yourmoney/a2003-12-03-nibbling_401.html) and newspapers around the country.

The public desires a diverse and fair plan unencumbered by trading restrictions and "short-term" fees for employees to be able to build their retirement foundation. This Proposal deals with the fair and free determination of 401(k)s and deserves to be voted on by the shareholders of the Company.

The Company continues to claim that only the Proponent and not shareholders at large would benefit. This clearly is not the case. In the Company's hypothetical claim of possibly creating more liability, it argues that by merely offering the option of giving participants full determination (and therefore full responsibility) of their investments it may be construed as Company encouragement "to invest their retirement savings in an investment that was extremely risky". That's a pretty damning argument against its offering Company stock in a group of Company selected investments with restrictions on those investments. But that likely will be settled soon in legal action to the detriment of all shareholders.

Shareholders have a right to request that their Company takes steps that will place the Company in a more favorable light in the public arena. Voting on this Proposal is one of those steps.

Shareholders and the general public certainly recognize the damage already affecting the Company from items such as recent press reports of the Company contemplating paying bonuses after the worst financial results in Company history to the settlement related to charges that the former CEO received preferential opportunities to purchase IPOs in exchange for allegedly steering future business to a certain firm(s) (see http://securities.stanford.edu/news-archive/2004/20041104_Settlement100129_Garsten.html)

The public, employees, and stockholders can only wonder if this or similar charge was, is, or will be a valid allegation concerning the 401(k) selections chosen by the Company. A "self-directed" option for the 401(k) plans should eliminate this kind of speculation and enhance the Company's stature among the public, its employees, and stockholders.

Shareholders can have that opportunity this May to suggest the direction their company should take in the significant social policy issue of employee retirement. To this end, it is imperative that shareholders have the opportunity to vote on this Proposal.

Conclusion:

For the reasons heretofore mentioned and in the letter of January 11, 2007, I respectfully request that you deny Ford Motor Company's request to exclude the Proposal from the 2007 Annual Meeting Proxy.

A copy of this letter is being sent to the Company. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping one of them and returning it in the enclosed SASE.

If you have any questions please feel free to contact me at 281-574-3856 or by email at papabear@consolidated.net. Thank you.

Sincerely,



William B. Thrower



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Reference is made to the letters dated January 11, 2007 and February 1, 2007, of Mr. William Thrower (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007 and our letter of January 23, 2007, regarding the Proponent's shareholder proposal recommending that Ford amend its 401(k) savings plans to allow a "self-directed" option (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

Ford does not believe that Mr. Thrower raises any new persuasive arguments that would lead to the denial of the Company's No-Action Request. Ford does not wish to take more of the Staff's time to respond point-by-point to Mr. Thrower's February 1 letter. We believe the arguments contained in our No-Action Request of January 5, 2007 and our letter of January 23 provide ample reasons to exclude the Proposal on the grounds that: (i) it deals with matters related to the Company's ordinary business under Rule 14a-8(i)(7) and (ii) it deals with a personal grievance or special interest that is designed to benefit the Proponent and is not shared by shareholders as a group under Rule 14a-8(i)(4). We respectfully request the Staff to concur in the Company's No-Action Request of January 5, 2007.

If you have any questions, or require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. William B. Thrower (via Federal Express)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ford Motor Company
Incoming letter dated January 5, 2007

The proposal recommends that the board make available to employees a self-directed option in their SSIP or TESHPE plans that would allow participants to make any investment not prohibited by law.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END